Filed by Crane Harbor Acquisition Corp.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Crane Harbor Acquisition Corp.

(Commission File No. 001- 42617)

Set forth below is a transcript of Christian Weedbrook’s live interview with BNN Bloomberg on December 16, 2025 in which the proposed business combination between Crane Harbor Acquisition Corp. (“Crane Harbor”) and Xanadu Quantum Technologies Inc. (“Xanadu”) is discussed.

Roger Petersen:

Ottawa is launching a new Canadian quantum champions program with Toronto-based technology company Xanadu, receiving $23 million as part of the project, Canada is looking to keep this tech in Canada through the initiative as global competition ramps up. Here to talk more about Xanadu space, and this is CEO Christian Weedbrook. Thank you very much for joining us today.

Christian Weedbrook:

Thank you for having me. I appreciate it.

Roger Petersen:

What, what does this $23 million do for you? And what do you have to do with it?

Christian Weedbrook:

Honestly, what it does for us is, it makes sure, it increases the probability that we stay here in Canada. You know, I think historically, I'm originally from Australia, and historically, I've learned that a lot of great skills and people have left to go south of the border. More recently, we've seen that with the artificial intelligence community. We can't let that happen with the quantum computing community. And so I see this as a way to make sure we stay here, and make sure that the IP and talent stays here in Canada. And Xanadu is one of the largest companies, quantum companies in the world, and four of us in Canada actually got this money. So that's how I see it. And it's not it's about not repeating the same mistakes in terms of the brain drain of the past.

Roger Petersen:

And I'm going to ask about that. It just said, but I want to go the other three. The other three companies, Anyon, Nord Quantique and Photonic. Do you see any synergies? Any any opportunities? Would you be working with them with this money? Or is it, are you going to stay completely separate?

Christian Weedbrook:

I think with all of us, we all have four different approaches to building a quantum computer, and that really shows you the talent that we have in Canada. So we'll always look to partner up, particularly with our friends here in Canada. But for the most part, I think this is more about really doubling down on four major approaches that the different Canadian companies offer to the world.

Roger Petersen:

And where, where's your direction? Where are you heading, and where will this money help take that?

Christian Weedbrook:

Yeah, at Xanadu, we're actually building quantum computers using photonics or light. It's a very unique but very beneficial approach to building a quantum computer, and the $23 million for us at Xanadu allows us to ramp up our spending, which will be used to hire many more people and also accelerate our innovation and growth here.

Roger Petersen:

And now, you mentioned you want to stay in Canada, the importance of staying in Canada, but you're also in the DARPA competition in the US, with the American defense. And I think you're in for, you've got $16 million in funding. You made it to that round, and the possibility of $300 million. What kind of a pull will that have for you to relocate? Or would you be forced to relocate if you get through to that next round?

Christian Weedbrook:

To our knowledge, there's no need, or, you know, pull, for us to relocate up until phase A and phase B, which you mentioned we got into. Phase C is really the $300 million carrot, but there's been no talk for us to actually move. Another thing too, that's important to point out with our discussions with Minister Solomon, who's been the real champion behind this, is Phase one or Phase A of the Canadian champions program is actually the same as phase A and B of the of the US QBI program. So it's really one of these rare instances where the Canadian government is actually outdoing the US government. So, you know, we're hopeful for this is just the start of funding, and we're really excited to see what Canada will be sort of giving to us and other companies for future rounds.

Roger Petersen:

And are you confident it would be — confident enough, even if you do advance with DARPA that you'd you'd be able to stay here, and want to stay here,

Christian Weedbrook:

Want — that's 100%, we've always wanted to stay here. We've been going to our 10th year now. We've hired over 260 folks, 85% of them based here in Canada. We'll continue to do that. The talent is here. The money is here as well. As we can see the government stepping up here. We raised a lot, and so we have no plans to go. The pull is always there. The US is obviously bigger and has a different mindset sometimes, but we want to do the same sort of thing that others are doing in the US and doing here at home in Canada.

Roger Petersen:

And what's the latest on the IPO with the SPAC merger with Crane?

Christian Weedbrook:

Yeah, thank you. Thank you for asking. It’s an exciting time for us and our team here — the latest, really is it's in the hands of the SEC now we're looking at excitedly waiting for comments from them to go on to the next stage.

Roger Petersen:

And what would be the next stage. I mean, again, isn't that…is that not another lure to go south?

Christian Weedbrook:

Well, the good thing there is, we'll be actually listing on the NASDAQ and the Toronto Stock Exchange, so proudly Canadian, we’ll be dual listed. But no, nothing changes our mind. We'll be headquartered and listed both in US and Canada.

Roger Petersen:

And a bigger picture getting this, the funding that you're getting in the other companies, does this really help strengthen and does this draw interest from around the world for quantum computing in Canada?

Christian Weedbrook:

Yeah, for sure. Many people may not know, but the Canadian government, through universities and so forth, have been supporting the talent side of things for the last two decades or more here in Canada. So it's important that we leverage it and commercialize it, and it really does keep us here, but as the government has said, this is just a starting point of funding for, you know, the four companies here in Canada, and potentially more, and we anticipate to see much more funding come our way, and the other companies as well here in Canada, further strengthening our ties here.

Roger Petersen:

And are we getting close to seeing some, I don't know if you can call it a physical product, with quantum computing. But are we getting close to something that will be out? Yeah.

Christian Weedbrook:

So we have quantum computers available already the last few years, and we continue to have them. We have them available online so people can actually access them wherever they are in the world and utilize the internet to access our state of the art corner computers. We've had two big Nature paper publications this year. We’re at the forefront anywhere in the world, and that really shows you what Canada is capable of doing. They need to be bigger and more powerful, and so that's really a reason why we're going public, is the access to capital that we can improve them and speed up our process. So stay tuned to these powerful quantum computers are coming in the next few years.

Roger Petersen:

Okay, Christian, thank you very much for joining us today. Thank you. Christian Weedbrook is the CEO of Xanadu Quantum.

Additional Information About the Proposed Transaction and Where to Find It

The proposed business combination transaction will be submitted to shareholders of Crane Harbor and Xanadu for their consideration. NewCo and Crane Harbor have jointly confidentially submitted a draft registration statement on Form F-4 (the “Registration Statement”) to the U.S. Securities and Exchange Commission (the “SEC”). The Registration Statement includes a proxy statement/prospectus to be distributed to Crane Harbor’s shareholders in connection with Crane Harbor’s solicitation of proxies for the vote by Crane Harbor’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Xanadu’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been publicly filed and declared effective by the SEC, a definitive proxy statement/prospectus and other relevant documents will be mailed to Crane Harbor shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Crane Harbor’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by NewCo and/or Crane Harbor in connection with the proposed transaction, as these documents will contain important information about NewCo, Crane Harbor, Xanadu and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by NewCo and/or Crane Harbor with the SEC, without charge, at the SEC’s website located at www.sec.gov, Crane Harbor’s website at www.craneharboracquisition.com or by emailing investors@xanadu.ai.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer penetration rates and usage patterns; projections regarding Xanadu’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding Xanadu’s ability to execute its business model and the expected financial benefits of such model; expectations regarding Xanadu’s ability to attract, retain, and expand its customer base; Xanadu’s deployment of proceeds from capital raising transactions; Xanadu’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; Xanadu’s ability to maintain, protect, and enhance its intellectual property; future partnerships, ventures or investments in companies, products, services, or technologies; development of favorable regulations affecting Xanadu’s markets; the successful consummation and potential benefits of the proposed transaction and expectations related to its terms and timing; the potential for Xanadu to increase in value; the use of proceeds from the Canadian Quantum Champions Program; and Xanadu’s ability to harness quantum computing to tackle problems that are beyond the reach of today’s computers and unlock transformative solutions for science, industry, and society.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu and Crane Harbor. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the proposed transaction, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Xanadu is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Xanadu’s historical net losses and limited operating history; that there is substantial doubt about Xanadu’s ability to continue as a going concern; Xanadu’s expectations regarding future financial performance, capital requirements and unit economics; Xanadu’s use and reporting of business and operational metrics; Xanadu’s competitive landscape; Xanadu’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Xanadu’s reliance on strategic partners and other third parties; Xanadu’s concentration of revenue in contracts with government or state-funded entities; Xanadu’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; material weaknesses in Xanadu’s internal control over financial reporting and the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the possibility that required shareholder and regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Crane Harbor could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Xanadu or Crane Harbor; failure to realize the anticipated benefits of the proposed transaction; the ability of Crane Harbor or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Crane Harbor’s filings with the SEC. These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Xanadu, Crane Harbor or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Xanadu’s and Crane Harbor’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Xanadu and Crane Harbor may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this presentation, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Crane Harbor is not an investment in any of Crane Harbor’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Crane Harbor, which may differ materially from the performance of Crane Harbor’s founders’ or sponsors’ past investments.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering in any province or territory of Canada. In addition, no securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this press release or the merits of any of the securities described herein and any representation to the contrary is an offense.

Participants in the Solicitation

NewCo, Crane Harbor, Xanadu and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Crane Harbor’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Crane Harbor’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus when it is filed by NewCo with the SEC. You can find more information about Crane Harbor’s directors and executive officers in Crane Harbor’s final prospectus related to its initial public offering filed with the SEC on April 25, 2025 and in the subsequent Quarterly Reports on Form 10-Q filed by Crane Harbor with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.